MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing
                        CONSOLIDATED FINANCIAL STATEMENT
                           AT JUNE 30 OF 2003 AND 2002
                              (Thousands of Pesos)

REF          CONCEPTS                               QUARTER OF           QUARTER OF
                                                      PRESENT              PREVIOUS
                                                       Amount        %       Amount          %
S
 1   TOTAL ASSETS .............................     12,989,189      100    17,783,664      100
 2   CURRENT ASSETS ...........................      5,697,684       44     9,303,412       52
 3   CASH AND SHORT-TERM INVESTMENTS ..........      1,873,842       14     3,173,131       18
 4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..      1,772,826       14     2,457,261       14
 5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..        642,984        5     1,901,401       11
 6   INVENTORIES ..............................      1,258,313       10     1,506,878        8
 7   OTHER CURRENT ASSETS .....................        149,719        1       264,741        1
 8   LONG-TERM ................................      4,726,160       36     5,428,732       31
 9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..        449,519        3       283,996        2
10   INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED ASSOCIATED ..........        936,228        7     1,258,034        7
11   OTHER INVESTMENTS ........................      3,340,413       26     3,886,702       22
12   PROPERTY, PLANT AND EQUIPMENT ............      1,263,577       10     1,807,505       10
13   PROPERTY .................................        877,827        7     1,108,003        6
14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .      2,012,354       15     2,457,123       14
15   OTHER EQUIPMENT ..........................        562,234        4       600,590        3
16   ACCUMULATED DEPRECIATION .................      2,189,748       17     2,419,227       14
17   CONSTRUCTION IN PROGRESS .................            910        0        61,016        0
18   DEFERRED ASSETS (NET) ....................      1,301,768       10     1,244,015        7
19   OTHER ASSETS .............................              0        0             0        0

20   TOTAL LIABILITIES ........................      9,445,756      100    12,912,472      100

21   CURRENT LIABILITIES ......................      6,421,903       68     8,722,473       68
22   SUPPLIERS ................................        931,957       10     1,092,284        8
23   BANK LOANS ...............................        970,221       10     1,514,321       12
24   STOCK MARKET LOANS .......................      1,036,354       11        38,677        0
25   TAXES TO BE PAID .........................        112,403        1       380,864        3
26   OTHER CURRENT LIABILITIES ................      3,370,968       36     5,696,327       44
27   LONG-TERM LIABILITIES ....................      2,734,950       29     3,891,358       30
28   BANK LOANS ...............................      2,545,371       27     1,869,895       14
29   STOCK MARKET LOANS .......................        178,309        2     1,951,254       15
30   OTHER LOANS ..............................         11,270        0        70,209        1
31   DEFERRED LOANS ...........................         11,435        0        25,180        0
32   OTHER LIABILITIES ........................        277,468        3       273,461        2

33   CONSOLIDATED STOCK HOLDERS' EQUITY .......      3,543,433      100     4,871,192      100


34   MINORITY INTEREST ........................        172,562        5       144,983        3
35   MAJORITY INTEREST ........................      3,370,871       95     4,726,209       97
36   CONTRIBUTED CAPITAL ......................      6,071,754      171     6,071,708      125
37   PAID-IN CAPITAL STOCK (NOMINAL) ..........        686,928       19       686,928       14
38   RESTATEMENT OF PAID-IN CAPITAL STOCK .....        852,103       24       852,091       17
39   PREMIUM ON SALES OF SHARES ...............      4,532,723      128     4,532,689       93
40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES              0        0             0        0
41   CAPITAL INCREASE (DECREASE) ..............     (2,700,883)     (76)   (1,345,499)     (28)
42   RETAINED EARNINGS AND CAPITAL RESERVE ....     (3,362,929)     (95)   (2,019,843)     (41)
43   REPURCHASE FUND OF SHARES ................      1,433,229       40     1,433,229       29
44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
     HOLDERS' EQUITY ..........................       (423,791)     (12)     (253,927)      (5)

45   NET INCOME FOR THE YEAR ..................       (347,392)     (10)     (504,958)     (10)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                               CONSOLIDATED FINANCIAL STATEMENT
                                  BREAKDOWN OF MAIN CONCEPTS
                                     (Thousands of Pesos)


REF            CONCEPTS                             QUARTER OF PRESENT     QUARTER OF PREVIOUS
                                                      FINANCIAL YEAR          FINANCIAL YEAR
                                                     Amount          %      Amount           %
S
 3   CASH AND SHORT-TERM INVESTMENTS ...........    1,873,842      100     3,173,131      100
46   CASH ......................................      287,678       15       258,530        8
47   SHORT-TERM INVESTMENTS ....................    1,586,164       85     2,914,601       92

18   DEFERRED ASSETS (NET) .....................    1,301,768      100     1,244,015      100
48   AMORTIZED OR REDEEMED EXPENSES ............      185,641       14       145,706       12
49   GOODWILL ..................................            0        0             0        0
50   DEFERRED TAXES ............................    1,116,127       86     1,098,309       88
51   OTHERS ....................................            0        0             0        0

21   CURRENT LIABILITIES .......................    6,421,903      100     8,722,473      100
52   FOREING CURRENCY LIABILITIES ..............    3,693,153       58     4,079,595       47
53   MEXICAN PESOS LIABILITIES .................    2,728,750       42     4,642,878       53

24   STOCK MARKET LOANS ........................    1,036,354      100        38,677      100
54   COMMERCIAL PAPER ..........................       14,702        1        38,677      100
55   CURRENT MATURITIES OF MEDIUM TERM NOTES ...            0        0             0        0
56   CURRENT MATURITIES OF BONDS ...............    1,021,652       99             0        0

26   OTHER CURRENT LIABILITIES .................    3,370,968      100     5,696,327      100
57   OTHER CURRENT LIABILITIES WITH COST .......       12,065        0        87,286        2
58   OTHER CURRENT LIABILITIES WITHOUT COST ....    3,358,903      100     5,609,041       98

27   LONG-TERM LIABILITIES .....................    2,734,950      100     3,891,358      100
59   FOREING CURRENCY LIABILITIES ..............    1,043,310       38     2,756,470       71
60   MEXICAN PESOS LIABILITIES .................    1,691,640       62     1,134,888       29

29   STOCK MARKET LOANS ........................      178,309      100     1,951,254      100
61   BONDS .....................................            0        0     1,764,671       90
62   MEDIUM TERM NOTES .........................      178,309      100       186,583       10

30   OTHER LOANS ...............................       11,270      100        70,209      100
63   OTHER LOANS WITH COST .....................       11,270      100        70,209      100
64   OTHER LOANS WITHOUT COST ..................            0        0             0        0

31   DEFERRED LOANS ............................       11,435      100        25,180      100
65   NEGATIVE GOODWILL .........................            0        0             0        0
66   DEFERRED TAXES ............................            0        0             0        0
67   OTHERS ....................................       11,435      100        25,180      100

32   OTHER LIABILITIES .........................      277,468      100       273,461      100
68   RESERVES ..................................      277,468      100       273,461      100
69   OTHERS LIABILITIES ........................            0        0             0        0

44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK      (423,791)     100      (253,927)     100
       HOLDERS EQUITY
70   ACCUMULATED INCOME DUE TO MONETARY POSITION            0        0             0        0
71   INCOME FROM NON-MONETARY POSITION ASSETS ..     (423,791)     100      (253,927)     100

                                 MEXICAN STOCK EXCHANGE
                                      SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                              CONSOLIDATED FINANCIAL STATEMENT
                                     OTHER CONCEPTS
                                  (Thousands of Pesos)

REF  CONCEPTS                                  QUARTER OF             QUARTER OF
                                                  PRESENT               PREVIOUS
                                           FINANCIAL YEAR         FINANCIAL YEAR
S                                                  Amount                 Amount

72   WORKING CAPITAL                             (724,219)               580,939
73   PENSIONS FUND AND SENIORITY PREMIUMS          55,019                  8,373
74   EXECUTIVES (*)                                    35                     41
75   EMPLOYERS (*)                                  2,899                  2,191
76   WORKERS (*)                                    5,623                  5,407
77   CIRCULATION SHARES (*)                   621,561,433            621,561,433
78   REPURCHASED SHARES (*)                             0                      0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                                    MEXICAN STOCK EXCHANGE
                                         SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                                 CONSOLIDATED EARNING STATEMENT
                          FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
                                        (Thousands of Pesos)

REF  CONCEPTS                                       QUARTER OF PRESENT     QUARTER OF PREVIOUS
R                                                     FINANCIAL YEAR         FINANCIAL YEAR
                                                      Amount         %       Amount          %

 1   NET SALES ................................     4,045,446       100    3,812,712       100
 2   COST OF SALES ............................     3,576,125        88    3,270,044        86
 3   GROSS INCOME .............................       469,321        12      542,668        14
 4   OPERATING ................................       398,892        10      465,249        12
 5   OPERATING INCOME .........................        70,429         2       77,419         2
 6   TOTAL FINANCING COST .....................       158,430         4      271,125         7
 7   INCOME AFTER FINANCING COST ..............       (88,001)       (2)    (193,706)       (5)
 8   OTHER FINANCIAL OPERATIONS ...............         6,430         0       58,946         2
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ..................................       (94,431)       (2)    (252,652)       (7)
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..................................       202,662         5      137,653         4
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ..................................      (297,093)       (7)    (390,305)      (10)
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ..............       (43,044)       (1)     (73,650)       (2)
13   CONSOLIDATED NET INCOME OF CONTINUOUS ....      (340,137)       (8)    (463,955)      (12)

14   INCOME OF DISCONTINUOUS OPERATIONS .......             0         0            0         0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ......................      (340,137)       (8)    (463,955)      (12)
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)              0         0            0         0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .........             0         0            0         0
18   NET CONSOLIDATED INCOME ..................      (340,137)       (8)    (463,955)      (12)
19   NET INCOME OF MINORITY INTEREST ..........         7,255         0       41,003         1
20   NET INCOME OF MAJORITY INTEREST ..........      (347,392)       (9)    (504,958)      (13)

                                   MEXICAN STOCK EXCHANGE
                                        SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                                CONSOLIDATED EARNING STATEMENT
                                  BREAKDOWN OF MAIN CONCEPTS
                                     (Thousands of Pesos)

REF  CONCEPTS                                       QUARTER OF PRESENT     QUARTER OF PREVIOUS
R                                                     FINANCIAL YEAR         FINANCIAL YEAR
                                                      Amount         %      Amount           %
 1   NET SALES ..................................   4,045,446       100    3,812,712       100
21   DOMESTIC ...................................   2,737,492        68    2,529,471        66
22   FOREIGN ....................................   1,307,954        32    1,283,241        34
23   TRANSLATED INTO DOLLARS (***) ..............     125,223         3      129,164         3

 6   TOTAL FINANCING COST .......................     158,430       100      271,125       100
24   INTEREST PAID ..............................     261,412       165      268,081        99
25   EXCHANGE LOSSES ............................     465,262       294      654,095       241
26   INTEREST EARNED ............................      72,340        46       84,816        31
27   EXCHANGE PROFITS ...........................     467,629       295      518,223       191
28   GAIN DUE TO MONETARY POSITION ..............     (28,275)      (18)     (48,012)      (18)

 8   OTHER FINANCIAL OPERATIONS .................       6,430       100       58,946       100
29   OTHER NET EXPENSES (INCOME) NET ............       6,430       100       58,946       100
30   (PROFIT) LOSS ON SALE OF OWN SHARES ........           0         0            0         0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENT         0         0            0         0

10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING    202,662       100      137,653       100
32   INCOME TAX .................................      (2,541)       (1)     129,960        94
33   DEFERED INCOME TAX .........................     204,280       101            0         0
34   WORKERS' PROFIT SHARING ....................         923         0        7,693         6
35   DEFERED WORKERS' PROFIT SHARING ............           0         0            0         0

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

REF  CONCEPTS                                       QUARTER OF      QUARTER OF
                                                      PRESENT        PREVIOUS
R                                                 FINANCIAL YEAR  FINANCIAL YEAR
                                                      Amount          Amount

36   TOTAL SALES .......................            4,046,605       3,811,882
37   NET INCOME OF THE YEAR ............                    0               0
38   NET SALES (**) ....................            8,339,339       8,937,692
39   OPERATION INCOME (**) .............              144,676        (794,575)
40   NET INCOME OF MAYORITY INTEREST(**)           (1,185,681)     (5,039,157)
41   NET CONSOLIDATED INCOME (**) ......           (1,087,476)     (4,931,985)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                                     RATIOS
                                  CONSOLIDATED

REF  CONCEPTS                                      QUARTER OF PRESENT   QUARTER OF PREVIOUS
P                                                    FINANCIAL YEAR       FINANCIAL YEAR
     YIELD
 1   NET INCOME TO NET SALES .........................      (8.4) %         (12.2) %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........     (35.2) %        (106.6) %
 3   NET INCOME TO TOTAL ASSETS (**) .................      (8.4) %         (27.7) %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......       0.0  %           0.0  %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...      (8.3) %         (10.3) %

     ACTIVITY
 6   NET SALES TO NET ASSETS (**) ....................       0.6  times       0.5  times
 7   NET SALES TO FIXED ASSETS (**) ..................       6.6  times       4.9  times
 8   INVENTORIES ROTATION (**) .......................       5.8  times       5.6  times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............      68.6  days      100.9  days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)      12.1  %          12.6  %

     LEVERAGE
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............      72.7  %          72.6  %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......       2.7  times       2.7  times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES      50.1  %          52.9  %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........     216.4  %         215.3  %
15   OPERATING INCOME TO INTEREST PAID ...............       0.3  times       0.3  times
16   NET SALES TO TOTAL LIABILITIES (**) .............       0.9  times       0.7  times

     LIQUIDITY
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........       0.9  times       1.1  times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................       0.7  times       0.9  times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............       0.6  times       0.7  times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........      29.2  %          36.4  %

     CASH FLOW
21   CASH FLOW FROM NET INCOME TO NET SALES ..........      (3.3) %          (4.1) %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................     (13.6) %          (2.9) %
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................      (2.6) times      (1.0) times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................     100.0  %         100.0  %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................       0.0  %           0.0  %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................      30.9  %         (25.0) %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT

REF  CONCEPTS                                 QUARTER OF PRESENT  QUARTER OF PREVIOUS
D                                               FINANCIAL YEAR      FINANCIAL YEAR
                                                    Amount           Amount
 1   BASIC PROFIT PER ORDINARY SHARE (**) ......   Ps.(1.9)         Ps.(8.1)
 2   BASIC PROFIT PER PREFERENT SHARE (**) .....   Ps. 0.0          Ps. 0.0
 3   DILUTED PROFIT PER ORDINARY SHARE (**) ....   Ps. 0.0          Ps. 0.0
 4   CONTINUOUS OPERATING PROFIT PER COMUN
     SHARE(**) ................................. Ps.(1.8) Ps.(7.8)
 5   EFFECT OF DISCONTINUOUS OPERATING ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)    Ps. 0.0          Ps. 0.1
 6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)    Ps. 0.0          Ps. 0.0
 7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)    Ps. 0.0          Ps. 0.0
 8   CARRYING VALUE PER SHARE ..................   Ps. 5.4          Ps. 7.6
 9   CASH DIVIDEND ACUMULATED PER SHARE ........   Ps. 0.0          Ps. 0.0
10   DIVIDEND IN SHARES PER SHARE ..............       0.0  shares      0.0  shares
11   MARKET PRICE TO CARRYING VALUE ............       0.4  times       0.4  times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**) ................................      (1.2) times      (0.3) times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) ................................       0.0  times       0.0  times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                      CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
                              (Thousands of Pesos)

REF  CONCEPTS                                         QUARTER OF    QUARTER OF
                                                        PRESENT       PREVIOUS
C                                                   FINANCIAL YEAR FINANCIAL YEAR
                                                        Amount         Amount

 1   CONSOLIDATED NET INCOME ......................     (340,137)     (463,955)
 2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH ...........................      208,116       309,420
 3   CASH FLOW FROM NET INCOME OF THE YEAR ........     (132,021)     (154,535)
 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .....     (551,261)     (111,643)
 5   CASH GENERATED (USED) IN OPERATING ACTIVITIES      (683,282)     (266,178)
 6   CASH FLOW FROM EXTERNAL FINANCING ............     (318,478)     (554,146)
 7   CASH FLOW FROM INTERNAL FINANCING ............            0             0
 8   CASH FLOW GENERATED (USED) BY FINANCING ......     (318,478)     (554,146)
 9   CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES ...................................      (56,859)      343,620
10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
     INVESTMENTS ..................................   (1,058,619)     (476,704)
11   CASH AND SHORT-TERM INVESTMENTS AT THE
     BEGINNING OF PERIOD ..........................    2,932,461     3,649,835
12   CASH AND SHORT-TERM INVESTMENTS AT THE END
     OF PERIOD ....................................    1,873,842     3,173,131

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                   QUARTER: 2 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

REF  CONCEPTS                                          QUARTER OF    QUARTER OF
                                                        PRESENT      PREVIOUS
C                                                  FINANCIAL YEAR FINANCIAL YEAR
                                                          Amount      Amount

 2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
     USING CASH ......................................    208,116     309,420
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR ......    170,110     174,375
14   + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS ..........................    (21,492)     (8,031)
15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE .......    (64,235)    113,030
16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION ...................................          0           0
17   + (-) OTHER ITEMS ...............................    123,733      30,046

 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL ........   (551,261)   (111,643)
18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE .    (62,788)   (183,118)
19   + (-) DECREASE (INCREASE) IN INVENTORIES ........    116,958      15,031
20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLE ......................................    (47,385)   (342,027)
21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ...   (122,498)   (188,042)
22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES ..   (435,548)    586,513

 6   CASH FLOW FROM EXTERNAL FINANCING ...............   (318,478)   (554,146)
23   + SHORT-TERM BANK AND STOCK MARKET FINANCING ....     22,069     (22,773)
24   + LONG-TERM BANK AND STOCK MARKET FINANCING .....    155,764      37,950
25   + DIVIDEND RECEIVED .............................          0           0
26   + OTHER FINANCING ...............................    (16,605)   (122,235)
27   (-) BANK FINANCING AMORTIZATION .................   (465,095)   (447,088)
28   (-) STOCK MARKET AMORTIZATION ...................    (14,611)          0
29   (-) OTHER FINANCING AMORTIZATION ................          0           0

 7   CASH FLOW FROM INTERNAL FINANCING ...............          0           0
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS .....          0           0
31   (-) DIVIDENS PAID ...............................          0           0
32   + PREMIUM ON SALE OF SHARES .....................          0           0
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES .....          0           0

 9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES ......................................    (56,859)    343,620
34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE ...........................    (16,606)     (9,719)
35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT     (17,589)    (86,019)
36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS .......          0           0
37   + SALE OF OTHER PERMANENT INVESTMENTS ...........     44,076     282,432
38   + SALE OF TANGIBLE FIXED ASSETS .................     67,872     181,196
39   + (-) OTHER ITEMS ...............................   (134,612)    (24,270)